Stevens & Lee
Lawyers & Consultants

111 North 6th Street
P.O. Box 679
Reading, PA 19603-0679
(610) 478-2000  Fax (610) 376-5610
www.stevenslee.com

Direct Dial:  (610) 478-2048
Email  :jha@stevenslee.com
Direct Fax:  (610) 371-7960

December 21, 2011

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	TODA International Holdings Inc.
Amendment No. 5 to Form 8-K
Filed November 7, 2011
File No. 000-52346

Ladies and Gentlemen:

On behalf of TODA International Holdings Inc. (the “Company”), we respond as follows to the comment letter dated December 8, 2011 (the “Comment Letter”) of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Current Report on Form 8-K, as amended (the “Form 8-K”).  A copy of the Form 8-K, and related exhibits, has been marked to note the changes from the original filing made with the Commission (however, the page references to the section headings taken from the Staff’s Comment Letter refer to the original pagination).  Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments in italics below and provided the Company’s response to each comment immediately thereafter.

Amendment No. 5 to Form 8-K filed November 7, 2011

Description of Our Industry, page 8

1.
We reissue comment one of our letter dated October 24, 2011. Please provide the basis for the projections on pages 21 and 22 or remove. We again direct your attention to Item 10(b) of Regulation S-K for the Commission policy on projections. Please revise the disclosure accordingly.

The Company has amended the disclosure on pages 21 and 22 to remove the projections are requested by the Staff.

Securities and Exchange Commission
December 21, 2011	Page 2

Exhibits

2.	Article 12.14 to Exhibits 10.26 and 10.30 refers to a supplemental agreement and contract under it that is attached to these agreements. Please file Exhibits 10.26 and 10.30 in their entirety.

Article 12.14 to Exhibits 10.26 and 10.30 were erroneously translated.  The Company has revised the translation and refiled Exhibits 10.26 and 10.30 to accurately reflect the language in the original text, which should have read as follows:

A supplemental agreement should be included in this contract if there is any unsettled issue or change of this agreement. This supplemental agreement should be attached, becoming the integral part of this contract.

Since there has been no unsettled issue or change to the agreements, there are no supplemental agreements between the parties.

3.
We note your removal of the reference to “appendix I” in Exhibits 10.28 and 10.32.  Please advise us whether or not this Exhibit has been filed as executed.  We may have further comment.  We note your response regarding Exhibits 10.26 and 10.30.  Please revise these Exhibits to direct the reader to where the missing exhibits, schedules and attachments can be found.

Exhibits 10.28 and 10.32 have been filed with the Commission as executed.  The original reference to appendix 1 in each of the exhibits was mistakenly included in the original translation that was received and was corrected when refiled with the Commission in response to the Staff’s prior comment letter.  With respect to Exhibits 10.26 and 10.30, the Company has included a footnote in each refiled Exhibit to direct the reader to the referenced exhibits, schedules and attachments as requested by the Staff.

4.
We note the additional related party agreements filed as exhibits.  Exhibit 10.49 appears to be an application rather than a loan agreement, as stated in the exhibit index.  Please revise to file the loan agreement document.

The Company has amended the Exhibit Index to correctly refer to Exhibit 10.49 as a “Travel Advance Application” and not a “Loan Agreement.”  The Company has confirmed that this is the only documentation with respect to the advance given to Mr. Wang and referenced in the Form 8-K.

Thank you for your attention to this matter.  We look forward to working with the Commission to resolve and address these comments expeditiously.

Very truly yours,

STEVENS & LEE

/s/ Jacquelyn A. Hart

Jacquelyn A. Hart

cc:	Mr. Chuan-Tao Zheng
William W. Uchimoto, Esq.